UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 10, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐         No  ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated October 10, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2013

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

Seaspan Corporation

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

Seaspan Announces Termination of Public Offerings of Common Shares and Convertible Notes

Hong Kong, China – Oct. 10, 2013 - Seaspan Corporation (NYSE:SSW) announced today that it will no longer proceed with its previously announced public offerings of common shares and convertible notes as it would not be in the best interests of our shareholders.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 104 containerships representing a total capacity of over 790,000 TEU, including 31 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2016. Seaspan’s current operating fleet of 71 vessels has an average age and remaining lease period of approximately six years.

Seaspan’s common shares, Series C Preferred Shares and Series D Preferred Shares are listed on The New York Stock Exchange under the symbols “SSW”, “SSW PR C” and “SSW PR D”, respectively.

For Investor Relations Inquiries:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

604-638-2575

For Media Inquiries:

The IGB Group

Mr. Leon Berman

212-477-8438